FORM 27

MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer:

Paramount Energy Trust

500, 630 – 4th Avenue SW

Calgary, Alberta T2P 0J9

ITEM 2 Date of Material Change:

January 4, 2005

ITEM 3 News Release:

A news release was issued on January 4, 2005.

Item 4 Summary of Material Change:

Paramount Energy Trust (“PET” or the “Trust”) (TSX – PMT.UN) will receive royalty adjustments on a total of approximately 23.0 MMcf/d of gas which has been shut-in or denied production resulting from the gas over bitumen issue before the Alberta Energy and Utilities Board (the AEUB). Royalty adjustments for PET’s foregone production commenced at the end of December 2004. At current natural gas prices, PET will receive a reduction of royalties otherwise payable in excess of $1.5 million per month ($0.023 per Trust Unit).  In addition to this monthly royalty adjustment going forward, producers will also receive a royalty adjustment retroactive to the date of shut-in for all gas shut-in or denied production.  The amount of the retroactive adjustment, expected to be received in two equal 50 percent amounts on the December 2004 and January 2005 Crown royalty invoices by PET, is estimated at $7 million in total, net of the temporary assistance of $0.60 per Mcf previously received.

Item 5 Full Description of Material Change:

Paramount Energy Trust (“PET” or the “Trust”) (TSX – PMT.UN) will receive royalty adjustments on a total of approximately 23.0 MMcf/d of gas which has been shut-in or denied production resulting from the gas over bitumen issue before the Alberta Energy and Utilities Board (the AEUB). Royalty adjustments for PET’s foregone production commenced at the end of December 2004. At current natural gas prices, PET will receive a reduction of royalties otherwise payable in excess of $1.5 million per month ($0.023 per Trust Unit).  In addition to this monthly royalty adjustment going forward, producers will also receive a royalty adjustment retroactive to the date of shut-in for all gas shut-in or denied production.  The amount of the retroactive adjustment, expected to be received in two equal 50 percent amounts on the December 2004 and January 2005 Crown royalty invoices by PET, is estimated at $7 million in total, net of the temporary assistance of $0.60 per Mcf previously received.

In December, Alberta’s new Minister of Energy Greg Melchin (the “Minister”) signed a Ministerial Order prescribing additional royalty calculation components that will result in a reduction in the royalty calculated through the Crown royalty system for operators of gas wells with respect to completed wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  On October 4, 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation, 2002 (the “Regulations”) with respect to natural gas in the Wabiskaw-McMurray formation in the Athabasca Oil Sands Area of Northeast Alberta, therein providing a mechanism to implement a technical change to the royalty calculation for gas producers affected by recent AEUB Shut-in Orders.  Beginning in December 2004, Alberta Crown royalty invoices for affected operators will be adjusted to include a reduction of Alberta Gas Crown Royalties equivalent to a portion of individual gas well operator’s lost cash flow from gas zones which have been denied the right to produce.

“This Ministerial Order signed by Minister Melchin is in keeping with our expectations and that of other producers,” said Sue Riddell Rose, President and Chief Operating Officer.  “It has been a very complex and seventeen month long issue for PET but one we felt demanded our full effort and attention to ensure we preserve Trust Unit value for our investors. While this royalty adjustment does not replace 100% of our lost cash flow, it is a major step forward. In addition, Producers will continue to own the natural gas rights for the shut-in gas and will therefore persevere to find a technical solution to resolve the conflict perceived by the AEUB.”

The Department of Energy has issued an Information Letter, IL 2004-36, which sets out the details of the royalty adjustment, the impact on the existing temporary assistance received to date by affected gas well operators, the provisions for potential recapture of the royalty adjustments and continuation of impacted petroleum and natural gas agreements.

The royalty adjustments will be effective for the production month of October 2004 which was received by producers at the end of December.  The formula for calculation of the royalty reduction provided in the Regulations is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.4293/GJ))

Producers will receive a royalty adjustment retroactive to the date of shut-in for all gas shut-in or denied production pursuant to a Decision Report, or corresponding EUB Order or General Bulletin, or through correspondence in relation to an EUB ID 99-1 application. PET estimates that it presently has approximately 20.6 MMcf/d of net gas production shut-in and that an additional 2.4 MMcf/d has been denied production pursuant to Decision Reports, or corresponding EUB Orders or General Bulletins, or through correspondence in relation to an EUB ID 99-1 application for a total of 23.0 MMcf/d.  PET intends to factor the monthly royalty adjustments into the determination of future monthly distributions to Unitholders.

Other key components of the royalty adjustment details include:

•

Average daily production for a well event will generally be based on the monthly production of the three months immediately preceding the shut-in date or deemed production based on well test data for wells denied production;

•

The average monthly production so determined will be adjusted after the end of each 12 month period following shut-in of the well event to reflect an annual production decline of 10%;

•

The royalty adjustments for a well event would end after 10 years or when the well event is allowed to come back on production, which ever occurs first;

•

Gas producers with ownership in wells which have been denied production will retain the natural gas rights and to the extent that well events denied production are ever allowed to produce, on recommencement of production from zones previously ordered to be shut-in, gas producers will pay an incremental royalty to the Crown along with Alberta Gas Crown Royalties otherwise payable based on the number of years that gas production was shut-in.  The incremental rate of royalty will be established at 1% after the first year of shut-in increasing at 1% per annum based on the period of time such zones remained shut-in to a maximum 10% royalty.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty;

•

Lease rental remission will also be granted for a mineral license or lease issued by the Crown that has a well or wells shut-in.

ITEM 6 Filing on a Confidential Basis:

Not applicable

ITEM 7 Omitted Information:

None

ITEM 8 Senior Officers:

Susan L. Riddell Rose, President and Chief Operating Officer

Gary C. Jackson, Land, Legal and Acquisitions

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Fax: (403) 269-4444, Phone: (403) 269-4400

ITEM 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 4 day of January 2005.

PARAMOUNT ENERGY TRUST

“Signed”

Cameron R. Sebastian, Vice President, Finance

& Chief Financial Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.